[LETTER TO ACCOMPANY RECORD DATE PROXY ONLY]
SABINE PRODUCTION PARTNERS, LP
512 MAIN STREET, SUITE 1200
FORT WORTH, TEXAS 76102
ATTN: SABINE PRODUCTION MANAGEMENT, LLC
(800) 519-4866

MEETING CALLED — YOUR VOTE IS IMPORTANT
Dear Fellow Unit Holder in Sabine Royalty Trust:
      You are cordially invited to attend a meeting of the unit holders of Sabine Royalty Trust (referred to as “SRT”) to be held at                     (local time) on                     , 2005 at                     , Dallas, Texas. We are sending with this letter, the Trustee’s formal notice of this important meeting and a prospectus/proxy statement describing, in detail, the matters to be addressed. You are requested to read this document carefully, and, to the extent you have not already done so, to complete, sign, date and return the enclosed proxy in the envelope provided at your earliest convenience.
      We are Sabine Production Partners, LP, a newly formed Delaware limited partnership (referred to as “we” or the “Partnership”). Like you, the undersigned Chairman is a holder of units in SRT. We have been recently formed by Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC. These entities, or their affiliates, have significant experience in oil and natural gas development, company building or both. As a passive entity, SRT can only possess those oil and natural gas royalty interests originally deposited with it in 1982. With production of properties in which SRT has an interest in decline, we believe that the proposed transaction creates an attractive opportunity for the holders of beneficial interests of SRT units (referred to as “SRT units”) to improve the outlook for their finite-life investment. Specifically, this proposed transaction, if consummated, will result in the opportunity for investment appreciation in a growth-oriented company. We intend to monitor and manage our operators, including the operators of the legacy assets, to the extent possible under existing contracts, to evaluate and promote their compliance with industry standards for prudent operation because we believe these efforts will lead to enhanced production, the proper development of undeveloped acreage and an extension of the productive life of producing properties. Our goal is to increase total proved oil and natural gas reserves by acquiring additional producing properties, increasing the useful lives of those properties, applying enhanced recovery techniques to improve production and overall profitability and engaging in developmental drilling. We do not intend to engage in exploratory activities due to the higher risks involved in these operations. We believe we can achieve these improvements with administrative costs that are relatively comparable to historic levels.
      Like SRT, we intend to make monthly distributions to the holders of our common units of all of our available cash, which generally consists of cash on hand, less applicable reserves established by our General Partner. The amount established as the minimum monthly distribution is subject to our right, under certain circumstances, to reduce the minimum monthly distribution. In addition, we intend to make a special cash distribution equal to $0.50 per unit to each holder of Partnership common units promptly following consummation of the proposed transaction and the completion of our proposed revolving credit facility discussed below. We do not intend to consummate the proposed transaction to the extent we are unable to obtain a credit facility of at least $75 million.
      To fund the special cash distribution, to meet our working capital needs and to provide acquisition financing for the purchase of additional properties, we expect to obtain, at or about the time of the proposed transaction, a $75 million to $150 million revolving credit facility to be arranged by JPMorgan Chase, N.A., TD Securities (USA) LLC and/or Union Bank of California, N.A. We have received nonbinding letters of high confidence from these lenders subject to negotiation of definitive documents and customary conditions to closing, including consummation of the proposed transaction.

      We are soliciting proxies in order to request that existing SRT unit holders consider and act upon a series of related proposals to effect the transaction — to be initiated by us — as follows:

•	First, that the unit holders voluntarily terminate and wind-up the affairs of SRT.

•	Second, that the unit holders authorize, direct and require that the Trustee of SRT sell all of the assets of SRT, including cash assets, to us in exchange for Partnership common units representing a 98.75% interest in the Partnership and immediately liquidate SRT by distributing those Partnership common units acquired in the asset sale to the holders of SRT units on a one-for-one basis.

•	Third, that specified changes be made to the trust agreement governing SRT to, in our opinion, make it more likely that the proposed transaction will be consummated.
      Although representing separate proposals, each of these matters are expressly conditioned on one another and, as such, all must be approved by the unit holders of SRT in order for the proposed transaction to be consummated.
      At the consummation of the proposed transaction, former unit holders of SRT would hold, in the aggregate, 14,579,345 common units constituting limited partner interests, representing a 98.75% interest in the Partnership and the General Partner of the Partnership will hold a 1.25% general partnership interest and the incentive distribution rights in the Partnership. Approval of the transaction requires the affirmative vote from the holders of a majority of SRT’s 14,579,345 outstanding units. Ultimately, your vote in connection with our proposals represents a new investment decision by you.
      SRT units are listed on the New York Stock Exchange under the trading symbol “SBR.” We have applied to list our common units on the NYSE under the trading symbol “SBR” to commence upon the termination of SRT.
      Because the transaction would involve the issuance of partnership interests by the Partnership in exchange for the contribution of the assets of SRT, the transaction would not constitute a taxable event to SRT or its unit holders, except to the extent of cash you receive in the special cash distribution.
      We believe that your voice in the future of SRT can best be expressed through this meeting. If your units are held in the name of a brokerage firm, bank, bank nominee or other institution on                     , 2005 [the Meeting Record Date], only it can vote at the meeting and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the enclosed proxy card on your behalf.
      Your vote is important. We cannot proceed with or complete the transaction unless SRT unit holders holding a majority of the SRT units outstanding on                     , 2005 [the Meeting Record Date] vote to approve each of the proposals comprising the transaction set forth in this prospectus/proxy statement at the meeting. We are soliciting your vote “FOR” each of the proposals.
      Regardless of the number of SRT units you own, it is important that they be represented at the meeting, whether or not you plan to attend. Please complete, sign, date and mail the enclosed proxy.

Sabine Production Partners, LP

By: Sabine Production Management, LLC

By:	Sabine Production Operating, LLC

By:

Gerald W. Haddock
Chairman